Exhibit 4.5

DESCRIPTION OF COMMON STOCK

General

The following description summarizes the terms of our common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Common Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to our Annual Report on Form 10-K, and to the applicable provisions of the Delaware General Corporation Law. Our amended and restated certificate of incorporation authorizes us to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. Our board of directors is authorized, without stockholder approval except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.  In addition, our board of directors may, without further action by our stockholders, designate the rights, preferences, privileges, and restrictions of our preferred stock in one or more series. Any preferred stock that is designated and issued in the future may have voting or conversion rights that could have the effect of restricting dividends on our shares of common stock, diluting the voting power of our shares of common stock, impairing the rights of our shares of common stock in the event of our dissolution, liquidation or winding-up or otherwise adversely affect the rights of holders of our shares of common stock.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “FLXN”.

Anti-takeover Effects of Provisions of Delaware Law and Charter Documents

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that might have an anti-takeover effect. These provisions may have the effect of delaying, deterring or preventing a change in control of our company. They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders’ ability to approve transactions that they consider to be in their best interests. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
•	providing that our directors may be removed only for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock;
•	creating a staggered board of directors;
•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
•	eliminating the ability of stockholders to call a special meeting of stockholders; and
•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

We are also subject to Section 203 of the Delaware General Corporation Law. In general, Section 203, subject to specific exceptions, prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or

•

on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;
•	subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation’s stock of any class or series beneficially owned by the interested stockholder; and

•	the receipt by the “interested stockholder” of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, an “interested stockholder” is an entity or individual who, together with affiliates and associates, owns, or within three years prior to the determination of the “interested stockholder” status owned, 15 percent or more of a corporation’s outstanding voting stock. The provisions of Section 203 could encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also could have the effect of preventing changes in our management or could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Choice of Forum

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (d) any action asserting a claim governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. This choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.